

Mail Stop 3561

November 25, 2008

Shouquan Sun
President
China Wind Energy Inc.
No. 2 Haibin Road, Binxi Developing Area
Heilongjiang Province, FA 000000 China

Re: China Wind Energy, Inc.
Item 4.01 Form 8-K
Filed August 25, 2008
File No. 333-141271

Dear Mr. Shouguan Sun:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Penny Green, Esq.
     Fax: (604) 632-1730